September 2, 2009
BY EDGAR SUBMISSION
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 4631
Washington, D.C. 20549
Re:	RTI International Metals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008, filed February 18, 2009
Definitive Proxy Statement on Schedule 14A, filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed April 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009, filed August 10, 2009

File No. 001-14437
Dear Mr. Cash:
     Enclosed please find our responses to the comments set forth in the letter dated September 1, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, “us”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.
     As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information follow in regular type.

Form 10-K for the Fiscal Year End December 31 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policy, page 28
Goodwill and Intangible Assets, page 29
1.	We note your response to prior comment 5 and your intention to include additional disclosures in your next 10-K. Please be advised that we believe you should provide such disclosures in your next Exchange Act filing (Form 10-Q for the period ended September 30, 2009). Also, please better explain to us and clarify in your next Exchange Act filing:
In future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, we will provide the disclosures related to goodwill which were presented to you in response to Comment 5 in our letter dated August 7th, 2009, as well as the disclosures presented below in response to each of your bulleted comments in substantially similar form as presented below.
•	Your basis for determining that continued and significant declines in your sales and operating results and Boeing’s announcement of further delays related to the Dreamliner did not result in a re-evaluation of goodwill;
     The declines in our sales and operating results did not result in a re-evaluation of goodwill because, excluding the cost overruns and execution issues discussed below in Comment 5, we had forecasted significant declines in our results when performing the October 1, 2008 impairment test, the date of our last annual impairment test. For example, we reduced our operating cash flow projections for our Fabrication reporting unit, Energy Fabrication reporting unit, and U.S. Distribution reporting unit by 10%, 50%, and 50%, respectively. The 10% reduction in our Fabrication reporting unit was indicative of the near-term uncertainty in Boeing 787 Dreamliner® production offset by a more stable long-term production outlook. The 50% reductions in our Energy Fabrication reporting unit and U.S. Distribution reporting unit cash flows were indicative of our long-term view of market changes for those reporting units and our expectations of their future growth. We do not believe the cost overruns and execution issues discussed below in Comment 5 are long-term in nature and indicative of a permanent decline in business opportunities that would be considered an impairment indicator which would require an impairment test under SFAS 142.
     Additionally, the June 2009 Boeing announcement of a further delay in the first flight of the Boeing 787 Dreamliner® does not by itself provide an indication as to any change in Boeing’s production schedule. A change in our long-term forecasted revenues and profits associated with the 787 Dreamliner would be driven by a change in Boeing’s long-term production schedule, including a change in the number of aircraft to be built. Boeing has indicated to us that a revised production schedule will likely be released in mid-to-late September 2009. Based on this, we did not consider a delay in the first flight of the Boeing 787 Dreamliner® to be a triggering event for goodwill re-evaluation. At such time that Boeing releases a revised production schedule to us, we will consider whether any change to that schedule represents a material change from the existing schedule and whether it is a triggering event for a goodwill re-evaluation. In our Form 10-Q for the quarter ended September 30, 2009, we will include disclosure concerning our assessment of whether or not a triggering event has occurred and the impairment implications, if any.
•	In addition to the discount rates, please quantify other material assumptions used in your discounted cash flow analyses, including trends in sales and operating results;
     For our long-lead time products from the Titanium, Fabrication, and Europe Distribution reporting units, our revenue and operating profit assumptions are primarily based on contractual business under our various long-term agreements. Several of the more material long-term agreements were executed in 2006 and 2007, and production for these contracts does not ramp up until the 2011 to 2012 time-frame. For instance, we have a long-term agreement with Lockheed Martin to supply the first eight million pounds of titanium mill products for the F-35 Joint Strike Fighter when production fully ramps up early in the next decade. That volume will increase our titanium mill product shipments by over 50%. As a result, operating results for the Titanium and Europe Distribution reporting units were forecasted to grow at an average Compound Annual Growth Rate (“CAGR”) of approximately 15% each in our discounted cash flow analysis, with this growth significantly weighted toward the latter years of the analysis, compared to an average CAGR of approximately 11% and 74% for the Titanium and Distribution reporting units, respectively, for our actual results over the previous four years. Operating results for the Fabrication reporting unit were forecasted to grow at an average CAGR of approximately 51% after year one of our discounted cash flow analysis, reflecting not only the ramp up in sales to Boeing related to the 787 Dreamliner® program, but also the efficiencies gained as a result of the increased usage of our production capacities.
     For our Energy Fabrication reporting unit, our orders are significantly dependent on the price of oil and natural gas. While oil prices hit record highs during the summer of 2008, we anticipated that, with the onset of the global recession, accelerated by the global credit crisis and rising unemployment, the prices of oil and natural gas would continue to fall and capacity increases in the oil and natural gas production industry would slow. As a result of these expectations, operating results for the Energy Fabrication reporting unit were forecasted to grow at an average CAGR of approximately 11% in our discounted cash flow analysis compared to an average CAGR of approximately 40% for our actual results over the previous four years.

     For our U.S. Distribution reporting unit, our orders are dependent upon current market conditions. We use our historical market expertise to make assumptions about future trends for these reporting units. In light of the global recession and global credit crisis, we forecasted significant near-term reduction in both volume and selling prices. As a result, operating results for the U.S. Distribution reporting unit were forecasted to grow at an average CAGR of approximately 6% in our discounted cash flow analysis.
•	Reconcile the fair values of your reporting units to your market capitalization.
     The aggregate fair value of our reporting units at October 1, 2008 was $1,321 million, compared to our market capitalization of approximately $429 million. While the aggregate fair value of our reporting units exceeded our market capitalization at October 1, 2008, we experienced significant volatility in our stock price since our last annual goodwill impairment test on October 1, 2007, as evidenced by the following quarterly closing stock prices which occurred since that date: December 31, 2007 — $68.93, March 31, 2008 — $45.21, June 30, 2008 — $35.62, October 1, 2008 — $18.65. Therefore, we believe that a rolling four quarter average market capitalization is a more reasonable estimate of fair value than market capitalization as of a single date. Our rolling four quarter average market capitalization was as follows:

	Quarter Ended
	October 1,	Dec. 31,	March 31,	June 30,	October 1,	Rolling
(in 000’s, except share price)	2007	2007	2008	2008	2008	Average

Market Capitalization	$1,863,952	$1,592,697	$1,039,016	$819,189	$428,913	$1,148,753
     Our rolling four quarter average market capitalization substantially exceeded our market capitalization at October 1, 2008. We felt that this was evidence that a significant portion of the recent decline in our stock price was related to the current unprecedented liquidity crisis in the overall economy and was not specific to RTI. Furthermore, during the third quarter of 2008, the stock prices of other companies in our industry declined significantly, as did those in many other industries. We also witnessed similar trends in major market indexes including the S&P 500 and the Dow Jones Industrial Average over that same time-frame.
     Based on the reasons above, we considered it most appropriate to reconcile the aggregate estimated fair value of our reporting units to our market capitalization using a rolling four quarter average market capitalization as of October 1, 2008.
     We also considered the following qualitative evidence in reconciling the fair values of our reporting units to our market capitalization at October 1, 2008:

     *Continued Strong Performance in 2008 — As of October 1, 2008, RTI was on pace to record its third highest operating performance in the Company’s history. Recent results indicating this strong operational performance included net income of $75.7 million and $92.6 million in 2006 and 2007, respectively, and $52.1 million for the nine months ended September 30, 2009. In addition, for those same periods, operating cash flows were $83.7, $45.6 and $53.1 million, respectively. Over the years, the titanium industry has been highly cyclical in nature; however, we have shown that we have been able to cut costs in down cycles to allow for preservation of a strong balance sheet, which allows us to take advantage of market opportunities occurring during up cycles, ultimately driving our long-term growth.
     *Strong Backlog Supported by Long-Term Contracts — Our business has a strong backlog and we rely heavily on long-term contracts and pricing which extend out over the next 10 years. The following is a summary of the significant contracts which are contributing to our future sales backlog:
     Airbus Contract — Agreements were signed with Airbus in 2006 and 2007. Shipments under these contracts are expected to exceed 5 million pounds of titanium mill product annually from 2008 through 2015 with the 2007 contract being a supplemental contract running through 2020. Total revenues of these contracts combined are expected to approximate $1.9 billion over a 12-year period.
     Boeing — In November 2007, the Company announced it signed at 10 year agreement with the Boeing Company to supply extruded, welded and fully machined value-added structural titanium components for the Boeing 787 Dreamliner®. This contract is estimated to generate approximately $900 million in revenue over its term which commences in 2008 and runs through 2017
     Lockheed Martin — In May 2007, the Company entered into a contract extension with Lockheed Martin Aeronautics Company for the long-term supply of titanium products that will support the production of the F-35 Joint Strike Fighter (JSF) through 2020. The contract is expected to generate revenue of approximately $2 billion over the term of the agreement. The agreement calls for Lockheed to purchase the first 8 million pounds of titanium related to the Program from RTI on an annual basis.
     *Overall Long-Term Prospects for Titanium Coupled with our Key Supplier Positions -Titanium is and will remain a key material used within the commercial aerospace and defense markets due to the continued increase use of titanium in airframes and in jet engines, as well as in artillery weapons and armored vehicles. Titanium is growing in its use due to the metal’s high strength, light weight, compatibility with composites, and noncorrosive qualities. As a result of our current position as a supplier on the key long-term programs noted above, we will be in a position going forward to leverage these relationships as new opportunities related to titanium production within the commercial aerospace and defense markets arise.
     *Integrated Business Model — We maintain a breadth of capabilities that span the production cycle for highly-engineered titanium and specialty metal components. Unlike other suppliers of titanium and various specialty metals, we provide our customers with solutions spanning the value stream, from titanium mill products to major assembly design, kitting, and system integration (which we refer to as our fabrication business). As a result of our participation throughout the supply chain value stream, especially our unique fabrication capabilities, we believe that we offer significant structural advantages as aircraft production increases and continued design enhancements result in increased demand for fabricated titanium parts. This demand and operating leverage should serve to drive our revenue growth and profitability during periods of build-rate expansion.
Please provide us your proposed disclosures on a supplemental basis.
     In future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, we will provide disclosure related to goodwill substantively similar to the representative disclosure set forth below
     Under SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized; however, the carrying amount of goodwill is tested, at least annually, for impairment. Absent any events throughout the year which would indicate a potential impairment has occurred, the Company performs its annual impairment testing as of October 1 of each year.
     Our goodwill impairment testing is performed at the reporting unit level. These reporting units were determined as defined by SFAS 142, Goodwill and Other Intangible Assets. Our reporting units, which are one level below our operating segments, where appropriate, are as follows: 1) Titanium reporting unit; 2) Fabrication reporting unit; 3) Energy Fabrication reporting unit; 4) U.S. Distribution reporting unit; and 5) Europe Distribution reporting unit.
     Our goodwill is tested annually on October 1 and is assessed between annual tests if an event occurs or circumstances change that would indicate the carrying value of a reporting unit may exceed its fair value. These events and circumstances include, but are not limited to, significant adverse changes in legal factors or the business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. We last performed our goodwill impairment test in connection with our annual test, as required by SFAS 142, as of October 1, 2008.

     We determine the fair value of our reporting units using a discounted cash flow model. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance. This approach also considers the impact of cyclical downturns that occur in the titanium industry.
     Utilizing a discounted cash flow model, the fair value of reporting units is computed using a number of assumptions, including projected future operating results, anticipated future cash flows, discount rate, and working capital changes. Management considers historical experience and all available information at the time the fair values of reporting units are estimated. For our October 1, 2008 annual impairment test, a 12% discount rate was used for the testing of the Fabrication, U.S. Distribution and Europe Distribution reporting units. An 11% and 13% discount rate were used for our Titanium and Energy Fabrication reporting units, respectively. This reflects an adjustment for the specific risk factors associated with those two reporting units. At October 1, 2008, a one percentage point change in our discount rate, or a ten percent decrease in our expected cash flows, would have indicated a potential impairment at our U.S. Distribution reporting unit, which had $6.9 million in goodwill. A four percentage point change in our discount rate, or a 40% decrease in our expected cash flows, would have indicated a potential impairment for our Energy Fabrication and Fabrication reporting units, which had $8.7 million and $28.8 million, respectively, in goodwill.
     The valuation method used for the October 1, 2008 annual testing was consistent with the prior year’s annual test. Significant assumptions which changed from the prior year included general overall decreases in operating profits and related cash flow projections due to the softening of the commercial aerospace and titanium markets which were expected in the near-term. For our Fabrication reporting unit, we reduced our cash flow projections approximately 10% from the prior year to reflect the near-term uncertainty in Boeing 787 Dreamliner® production, offset by a more stable long-term production outlook. For our U.S. Distribution reporting unit, we reduced our cash flow projections approximately 50% from the prior year to reflect declining market prices and the spot nature of sales by this reporting unit. Similarly, we reduced our cash flow projections approximately 50% from the prior year for our Energy Fabrication reporting unit to reflect a forecasted reduction in orders from our energy market customers due to a forecasted decrease in energy prices from their record highs. In addition, the current year discount rates generally increased from the prior year. With the exception of the Titanium and Europe Distribution reporting units, the current year assumptions led to lower overall valuation of our reporting units, but did not trigger any indication of impairment.
     As part of our October 1, 2008 annual impairment test and at December 31, 2008, we considered our market capitalization relative to our book value in evaluating goodwill for impairment. This evaluation included a consideration of both qualitative and quantitative factors. We considered the decline in our market capitalization during 2008 and we believe our stock price was negatively affected by the equity market’s reaction to the global economic downturn. We also considered these events in relation to our business which has a strong backlog and relies heavily on long-term contracts and pricing which extend out over the next 7 to 10 years. Other qualitative factors which were considered included our strong financial performance over the past three years, the overall current market trend towards the use of titanium for key commercial aerospace and defense applications due to its high strength, light weight, compatibility with composites, and noncorrosive qualities, and our integrated business model which allows us to provide our customers with solutions spanning the value stream, from titanium mill products to major assembly design, kitting, and system integration. Additionally, we considered, as discussed in SFAS 142, the impact of a control premium which may effectively cause a company’s aggregate fair value of its reporting unit(s) to exceed its current market capitalization due to the ability of the controlling shareholder to benefit from synergies and other intangible assets that arise from such control. We also considered the aggregate fair value of our reporting units using a discounted cash flow model which exceeded of our market capitalization during the year.
     The declines in our sales and operating results during the interim quarterly periods since October 1, 2008, did not result in a re-evaluation of goodwill because, excluding the nonrecurring cost overruns and execution issues at certain of our locations, we had forecasted significant declines in our results when performing the October 1, 2008 impairment test. We do not believe the nonrecurring cost overruns and execution associated with our Fabrication and Fabrication Energy reporting units are long-term in nature and indicative of a permanent decline in business opportunities that would be considered an impairment indicator which would require an impairment test under SFAS 142.
     There have been no impairments to date; however, uncertainties or other factors that could result in a potential impairment in future periods may include continued long-term delays or a significant decrease in expected demand related to the Boeing 787 Dreamliner® program, as well as any cancellation of one of the major aerospace programs the Company currently supplies, including the Joint Strike Fighter (“JSF”) program or the Airbus family of aircraft, including the A380 and A350XWB programs. In addition, the Company’s ability to ramp up its production of these programs in a cost efficient manner may also impact the results of a future impairment test manner or a continued long-term slow down in Energy related markets may also impact the results of a future impairment test.
     In June 2009, Boeing announced a further delay in the first flight of the Boeing 787 Dreamliner® test aircraft in order to strengthen small areas where the wings join the fuselage. This delay does not by itself provide an indication as to any change in Boeing’s production schedule. A change in our long-term forecasted revenues and profits associated with the 787 Dreamliner would be driven by a change in Boeing’s long-term production schedule, including a change in the number of aircraft to be built. Boeing has indicated to us that a revised production schedule will likely be released in mid-to-late September 2009. Based on this, we did not consider a delay in the first flight of the Boeing 787 Dreamliner® to be a triggering event for goodwill re-evaluation. At such time that Boeing releases a revised production schedule to us, we will consider whether any change to that schedule represents a material change from the existing schedule and whether or not a triggering event has occurred and the impairment implications, if any.
     Goodwill. The carrying amount of goodwill attributable to each segment at December 31, 2008 and September 30, 2009 was as follows:

	December 31,	Translation	September 30,
	2008	Adjustment	2009
Titanium Group	$2,548	x	x
Fabrication Group	35,603	x	x
Distribution Group	9,833	x	x

Total goodwill	$47,984	x	x

     Intangibles. Intangible assets consist of customer relationships as a result of the Company’s 2004 acquisition of Claro Precision, Inc. (“Claro”). These finite-lived intangible assets, which were valued at fair value using an Income approach, are being amortized over 20 years. Management believes that this approach is appropriate because it provides a fair value estimate based on the expected long-term cash flows associated with the revenues generated from these customer relationships. In the event that long-term demand or market conditions change and the expected future cash flows associated with these assets is reduced, a write-down or acceleration of the amortization period may be required.
     There were no intangible assets attributable to our Titanium Group and Distribution Group at December 31, 2008 and September 30, 2009. The carrying amount of intangible assets attributable to our Fabrication Group at December 31, 2008 and September 30, 2009 was as follows:

	December 31,		Translation	September 30,
	2008	Amortization	Adjustment	2009
Fabrication Group	$13,196	x	x	x

Definitive Proxy Statement on Schedule 14A filed March 13, 2009
Analysis of Compensation Awards for Our Named Executive Officers, page 22
2.	We note your response to comment 12 in our letter dated July 31, 2009. Please clarify whether in future filings you will disclose specific individual and corporate performance goals, targets, and objectives, etc. used in determining compensation for your named executive officers.

     In future filings, beginning with our next annual proxy statement, we will disclose specific individual and corporate performance goals, targets and objectives, etc. to the extent they are used in determining compensation for our named executive officers. We will also disclose the results of the individuals and corporation compared to the applicable goals, targets, objectives, etc.
Transactions with Related Persons, page 40
3.	We note your response to comment 14 in our letter dated July 31, 2009. In future filings, in addition to the information provided in your last response, please describe the standard applied by your executive management and your Office of the Chairman to determine whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(I)(ii) of Regulation S-K.
     The standard to be applied is that the proposed transaction must be, in the business judgment of our executive management and Office of the Chairman or Board of Directors, in the best interest of the Company before it will be approved or ratified or otherwise it will be rejected. We propose to amend the second paragraph of the additional discussion points to be included in future filings to read as follows:
     In the event that we become aware, through this process or otherwise during the year, that a potential related party transaction (as defined in Item 404(a) of Regulation S-K) is being contemplated, the matter would be reviewed and considered by executive management and the Office of the Chairman (a standing committee comprised of the independent Chairman of the Board, the Vice Chairman and CEO, and the President and COO which may act by majority vote) or by the Board of Directors. Based on this review, a determination is made as to whether the Company would have a material interest in the transaction and whether such transaction could present potential or actual conflicts of interest or create the appearance that our decisions are based on considerations other than the best interests of the Company and our shareholders. Only related party transactions that in the business judgment of our executive management and the Office of the Chairman or the Board of Directors, as the case may be, are in the best interests of the Company should be approved, or ratified, and all others should be rejected.
Form 10-Q for the Fiscal Quarter Ended June 30 2009
Note 11 — Commitments and Contingencies, page 12
Duty Drawback Investigation, page 13
4.	Please tell us and clarify in future filings the specific facts and circumstances that resulted in the additional charges you recorded related to the US. Customs investigation during the current period, your basis for determining such amount, and your expectations regarding when your internal investigation and the US Customs investigation are expected to be completed.

     In future filings, beginning with our Form 10-Q for the quarter end September 30, 2009, we will provide additional disclosure related to our duty drawback investigation, substantially similar to that set forth below:
     The specific circumstance that led to the additional $2.3 million charge during the quarter ended June 30, 2009, was the formal notice from U.S. Customs in June 2009 indicating that they had denied certain of the Company’s previously filed duty drawback claims. The basis for the additional charge of $2.3 million was determined by the dollar amount of claims which were denied by U.S. Customs. The Company reserved for 100% of the denied claims. While we have reserved the right to formally protest the denial of these claims, the inherent risks and uncertainties of the protest process make it probable that we will ultimately be required to reimburse U.S. Customs for the value of these denied claims
     While our internal investigation into these claims is complete, there is no timetable of which we are aware for when U.S. Customs will conclude its investigation.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Operating Income (Loss), page 25
5.	Please tell us and clarify in future filings the specific nature of the “continuing cost overruns on certain energy market projects and manufacturing execution issues at one of the Fabrication Group’s facilities” and your basis for determining that these issues were corrected during the current period.
     In future filings, beginning with our Form 10-Q for the quarter ended September 30, 2009, we will disclose the specific nature of material nonrecurring costs.
     The continuing cost overruns related to one specific energy market project. The issues started with inadequate upfront planning which led to a late start on the project. In order to complete the project within our contractual timeframe, we employed outside contractors and significant overtime from our own resources, which increased our production costs in excess of our plan. As this project was substantially completed and delivered to our customer in June 2009, we do not anticipate similar issues related to this project. In order to ensure we do not have similar issues on other projects going forward, we have added additional product management resources to this facility. In addition, we have implemented new planning and risk management procedures to ensure projects are started, executed, and delivered in a timely and efficient manner.

     The manufacturing execution issues at one of the Fabrication Group’s facilities were the result of poor leadership at the facility level, and poor oversight at the segment level. These deficiencies led to a general loss of discipline over the shop floor, which in turn reduced our throughput. In addition, this loss of discipline resulted in a reduction in the quality of our products and a corresponding increase in the amount of rework. We identified these issues internally during the first quarter of 2009. To correct these issues, we replaced both the segment and facility leadership and implemented new procedures and production controls to increase throughput and improve quality.
(Signature follows)

     If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 412-893-0083.

Sincerely,
/s/ William T. Hull
Senior Vice President and Chief Financial Officer

cc:	Dale Welcome Dawne S. Hickton Chad Whalen, Esq. Richard D. Rose, Esq.